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                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549


                                     Schedule 13G


                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 9)*


                              J. C. PENNEY COMPANY, INC.
                              __________________________
                                   (Name of Issuer)


                            Common Stock of 50c par value
                            _____________________________
                            (Title of Class of Securities)


                                      708160106
                                   _______________
                                    (CUSIP Number)



               *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

               The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           (Continued on following page(s))

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      CUSIP No.708160106                  13G       Page   2    of  6  Pages
               _________                                 _____     ___


       1   NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Savings, Profit-Sharing and Stock Ownership Plan of J. C. Penney
             Company, Inc.

       2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (SEE INSTRUCTIONS)                                     (a) / /

                                                                  (b) / /

       3  SEC USE ONLY



       4  CITIZENSHIP OR PLACE OF ORGANIZATION
            Not Applicable



                    5   SOLE VOTING POWER
                        -0-. See Item 4 (c).
       NUMBER OF
         SHARES     6   SHARED VOTING POWER
      BENEFICIALLY      25,296,431. See Item 4 (c).
        OWNED BY
          EACH      7   SOLE DISPOSITIVE POWER
        REPORTING       -0-. See Item 4 (c).
         PERSON
          WITH      8   SHARED DISPOSITIVE POWER
                        25,296,431. See Item 4 (c).

       9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           25,296,431. See Item 4 (c).

      10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


      11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           9.4%. See Item 4 (b).

      12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
           EP

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                                                           Page 3 of 6 Pages
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                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D. C. 20549
                                     SCHEDULE 13G
                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 9)

          Item 1(a) Name of Issuer:
                    J. C. PENNEY COMPANY, INC.

          Item 1(b) Address of Issuer's Principal Executive Offices:
                    6501 Legacy Drive, Plano, Texas 75024-3698

          Item 2(a) Name of Person Filing:
                    Savings, Profit-Sharing and Stock Ownership Plan of
                    J. C. Penney Company, Inc.

          Item 2(b) Address of Principal Business Office:
                    12700 Park Central Place, 12th Floor, Dallas, Texas
                    75251
                    mailing  address, P.  O.  Box   659002,  Dallas,  Texas
                    75265-9002

          Item 2(c) Citizenship:
                    Not applicable.

          Item 2(d) Title of Class of Securities:
                    Common Stock of 50c par value
                    (Series B ESOP Convertible Preferred Stock ("ESOP Preferred Stock") - each share being convertible into 20 shares of Common Stock ("ESOP Preferred Common Stock Equivalent"))

          Item 2(e) CUSIP No. 708160106

          Item 3 If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                (f) [x] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee
                         Retirement   Income  Security   Act  of   1974  or
                         Endowment Fund.

          Item 4    Ownership.
                (a) Amount Beneficially Owned: 25,296,431 shares. (See Item
                     4(c)).
                (b) Percent of Class: 9.4%.
                (c) Number of shares as to which such person has:
                    (i)    sole power to vote or to direct the vote - 0.
                    (ii) shared power to vote or to direct the vote - 25,296,431. Each of the issuer's employees who is a Savings, Profit-Sharing and Stock Ownership Plan ("Plan") participant and who has been allocated shares under the Plan ("Allocated

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                                                           Page 4 of 6 Pages
                                                                _    _


                           Stock") is entitled to instruct the trustee ("Trustee") of the Plan (State Street Bank and Trust Company) on how to vote the shares of Common Stock of 50c par value of the issuer ("Penney Stock") and the ESOP Preferred Common Stock Equivalent shares credited to such participant's accounts under the Plan plus an allocable portion of all Allocated Stock for which no direction has been received as well as shares not credited to any participant's account ("Unallocated/Undirected Stock"). The Trustee is obligated to vote such Allocated Stock and Unallocated/Undirected Stock as instructed.
                    (iii) sole power to dispose or to direct the disposition of - 0.
                    (iv) shared power to dispose or to direct the disposition of - 25,296,431. (A) In the event of any offer (including but not limited to a tender or exchange offer within the meaning of the Securities Exchange Act of 1934, as amended) for shares of Penney Stock or ESOP Preferred Stock, each Plan participant may direct the Trustee to accept or reject the offer or to tender or not tender the shares of Penney Stock and the ESOP Preferred Common Stock Equivalents credited to such participant's accounts under the Plan, plus an allocable portion of all Unallocated/ Undirected Stock. The Trustee shall be obligated to follow all such directions which are timely received. The Trustee is to decide whether or not to accept or reject an offer or to tender or not to tender shares of Penney Stock or ESOP Preferred Stock, as the case may be, pursuant to an offer only if the sum of the number of shares it sold, exchanged or transferred in accordance with any other offer during the preceding twelve months plus the number of shares subject to an outstanding offer is fewer than 10% of the total number of shares held by the Plan. (B) Although the Trustee does not normally trade shares of Penney Stock or ESOP Preferred Stock held by it, under certain circumstances a participant may give instructions regarding his or her accounts which may result in the sale or transfer of certain shares by the Trustee.

          Item 5    Ownership of Five Percent or Less of a Class.
                    Not applicable

          Item 6    Ownership  of More  than  Five  Percent  on  Behalf  of
                    Another Person.

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                                                           Page 5 of 6 Pages
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                    The  filing person maintains a trust which holds shares
                    of Penney Stock and ESOP Preferred Stock (See Item 2(d) above) for the benefit of current and certain former employees of the issuer who are participants in the
                    Plan.   Participants in  the Plan  have the right  upon
                    termination, pursuant to the terms of the Plan, to the vested shares of Penney Stock (including converted ESOP Preferred Stock), or to the proceeds of the sale of
                    shares  of  Penney  Stock  (including  converted   ESOP
                    Preferred Stock).

          Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
                    Not Applicable

          Item 8    Identification  and  Classification of  Members  of the
                    Group
                    Not Applicable

          Item 9    Notice of Dissolution of Group.
                    Not applicable

          Item 10   Certification.
                    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

               The filing of this statement shall not be construed as an admission that the Plan is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement.

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                                                           Page 6 of 6 Pages
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          Signature.
          _________

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Date:  February 9, 1998


          /s/ F. L. Wasserman
          __________________________________________
          Signature


          F. L. Wasserman, Benefits Controller
          __________________________________________
          Name/Title